UBIF TECH SOLUTIONS, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2017

WITH

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

HoganTaylor LLP

CPAs + ADVISORS

CONTENTS

HoganTaylor LLP
CPAs + ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
UBIF Tech Solutions, Inc.

We have reviewed the accompanying financial statements of UBIF Tech Solutions, Inc., which comprise the balance sheet as of December 31, 2017, the related statements of operations, stockholder's equity and cash flows for the period from December 1, 2017 to December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

HoganTaylor LLP

Little Rock, Arkansas
March 28, 2018

<p style="text-align:center">**UBIF TECH SOLUTIONS, INC.**</p>

<p style="text-align:center">**BALANCE SHEET**</p>

<p style="text-align:center">**December 31, 2017**</p>

Assets

Current assets:	
Cash	$ 200,063
Prepaid expenses	12,500
Total current assets	212,563
Intangible assets	109,000
Total assets	$ 321,563

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable	$ 126,453
Due to stockholder	200
Total current liabilities	126,653
Stockholder's equity:	
Class B Common stock, $0.001 par value; 1,400,000 shares issued and outstanding	1,400
Additional paid-in capital	198,600
Retained deficit	(5,090)
Total stockholder's equity	194,910
Total liabilities and stockholder's equity	$ 321,563

UBIF TECH SOLUTIONS, INC.

STATEMENT OF OPERATIONS

Period from December 1, 2017 to December 31, 2017

General and administrative expenses	$ 5,090
Net loss	$ 5,090

See independent accountant's review report and notes to financial statements.

UBIF TECH SOLUTIONS, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

Period from December 1, 2017 to December 31, 2017

	Class B Common Stock		Additional Paid-In Capital	Retained Deficit	Total
	Shares	Amount			
December 1, 2017	-	$ -	$ -	$ -	$ -
Issuance of Class B Common stock	1,400,000	1,400	198,600	-	200,000
Net loss	-	-	-	(5,090)	(5,090)
Balance, December 31, 2017	1,400,000	$ 1,400	$ 198,600	$ (5,090)	$ 194,910

UBIF TECH SOLUTIONS, INC.

STATEMENT OF CASH FLOWS

Period from December 1, 2017 to December 31, 2017

Cash Flows from Operating Activities	
Net loss	$ (5,090)
Adjustments to reconcile net loss to net cash	
provided by operating activities:	
Change in operating assets and liabilities:	
Accounts payable	4,953
Due to stockholder	200
Net cash provided by operating activities	63
Cash Flows from Financing Activities	
Issuance of Class B Common stock	200,000
Net increase in cash	200,063
Cash, beginning of the period	-
Cash, end of the period	$ 200,063
Noncash Operating and Investing Activity	
Prepaid expenses acquired through accounts payable	$ 12,500
Intangible assets acquired through accounts payable	$ 108,750

Note 1 – Summary of Significant Accounting Policies

Nature of operations

UBIF Tech Solutions, Inc., an Arkansas Corporation (the Company), was formed on December 1, 2017. The Company executed a franchise agreement in December 2017, for the purchase of the franchise rights to open four retail stores in Missouri and Arkansas, with an option to open an additional 25 stores, that are primarily involved in the repair of electronic equipment.

Basis of accounting

The Company utilizes the accrual basis of accounting for financial reporting purposes in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Intangible assets

The Company's intangible assets consist of purchased franchise rights for the operation of retail locations in specific areas for electronic equipment repair. The cost of the franchise rights includes an initial franchise fee, initial development fee and a nonrefundable option to expand its current development area. Franchise rights are recorded at cost and will be amortized using the straight-line method over the contractual term of ten years.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in *Topic 840, Leases*. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees with capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is currently evaluating the impact of adopting this new standard on the financial statements.

In August 2016, the FASB issued ASU 2016-15, *Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments*, which provides guidance on how certain cash receipts and cash payments should be presented and classified in the statement of cash flows with the objective of reducing existing diversity in practice. ASU 2016-15 is effective for annual periods beginning after December 15, 2017. Early adoption is permitted, and the amendments in this ASU should be applied using a retrospective transition method to each period presented. The Company is currently evaluating the impact the adoption of this guidance will have on its statement of cash flows.

Income taxes

The Company provides for deferred income taxes based on current tax rates for temporary differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A tax return is not required for the period from December 1, 2017 to December 31, 2017. As such, there are no related adjustments for the current period related to income taxes.

Use of estimates

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Subsequent events

In February 2018, the Company executed a lease for a retail store in Springfield, Missouri. The initial lease term is for five years with annual minimum lease payments of $42,000. The Company has the option to renew the lease for two additional five-year terms.

The Company has evaluated subsequent events for recognition and disclosure through March 28, 2018, the date the financial statements were available to be issued.

Note 2 – Stockholder's Equity

The Company has authorized the initial classes of stock to be Class A Preferred, Class A Common, Class B Common and Class C NonVoting Common. The maximum number of authorized shares per classification is as follows: 400,000 shares Class A Preferred stock, 400,000 shares Class A Common stock, 1,400,000 shares Class B Common stock and 200,000 shares Class C NonVoting Common stock. All shares have a par value of $0.001. At December 31, 2017, there were no Class A Preferred, Class A Common or Class C NonVoting Common shares outstanding. There were 1,400,000 shares of Class B Common stock issued and outstanding at December 31, 2017.

Class A Preferred stockholders are entitled to a dividend preference and a liquidation preference. Upon the date that the cumulative dividend distributions made to Class A Preferred stockholders equals the initial purchase price of the Class A Preferred stock when issued, the Class A Preferred stock shall be automatically converted to a Class A Common stock on a one-for-one exchange ratio.

Note 3 – Commitments

Under the franchise agreement, the Company agrees to pay a continuing 4% of the Company's revenue received for all electronic devices sold (Recommerce Revenue), and a royalty fee equal to 7% of the Company's gross sales, excluding Recommerce Revenue. Additionally, the Company agrees to pay a technology and customer support fee equal to 1% of gross sales and an advertising fee equal to 2% of gross sales. There were no fees accrued at December 31, 2017.

Note 4 – Related Party Transactions

An advance was made to the Company by the stockholder totaling $200 at December 31, 2017. Repayment of the advance is expected to occur within one year.